FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item1
News Release dated April 22, 2013 entitled, "CN reports Q1-2013 net income of C$555 million, or C$1.30 per diluted share”
"Excluding gain on sale of rail line segment, adjusted Q1-2013 net income was C$519 million, or C$1.22 per diluted share (1)"

Item2	Unaudited Interim Financial Statements and Notes thereto

Item 1
North America’s Railroad

NEWS RELEASE

CN reports Q1-2013 net income of C$555 million,
or C$1.30 per diluted share

Excluding gain on sale of rail line segment, adjusted Q1-2013 net income was C$519 million, or C$1.22 per diluted share (1)

MONTREAL, April 22, 2013 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2013.

First-quarter 2013 highlights
•
First-quarter 2013 net income was C$555 million, or C$1.30 per diluted share, compared with net income of C$775 million, or C$1.75 per diluted share, for first-quarter 2012.  The first-quarter 2013 results included an after-tax gain of C$36 million, or C$0.08 per diluted share, and the first quarter of 2012 included an after-tax gain of C$252 million, or C$0.57 per diluted share, from the sale of rail line segments in the Toronto area to a public transit agency.

•
Q1-2013 adjusted diluted earnings per share (EPS) were C$1.22, an increase of three per cent over adjusted diluted EPS of C$1.18 for the same period of 2012 (excluding gains on rail line sales in both years). (1)

•	Revenues for the latest quarter increased five per cent to C$2,466 million, while revenue ton-miles rose three per cent and carloadings increased two per cent.
•	Operating income declined two per cent to C$780 million.
•	The operating ratio was 68.4 per cent, a deterioration of 2.2 points from the year-earlier performance of 66.2 per cent.
•	The Company utilized C$20 million of free cash flow in first-quarter 2013, while it generated C$48 million of free cash flow in the comparable period of 2012. (1)

Claude Mongeau, president and chief executive officer, said: “CN faced a number of operational challenges in the first quarter, including extreme cold and heavy snow in Western Canada, which hampered operations, congested the network and constrained volume growth. We’ve turned the corner since then, improving train velocity and reducing freight car dwell times in yards across the network to restore the service level expected by our customers.

“CN will emerge stronger from this first-quarter experience. To improve network resilience, particularly given our expectation of continued strong volume growth, CN is undertaking several capacity enhancement projects in its Edmonton-Winnipeg corridor. These and other productivity initiatives will increase CN’s planned 2013 capital spending to C$2 billion, an increase of C$100 million over our original 2013 plan.”

2013 financial outlook (2)
CN is maintaining the 2013 financial outlook it issued on Jan. 22, 2013, except for its revised plan to invest approximately C$2 billion in capital programs in 2013, compared with the previous plan to invest C$1.9 billion. Approximately C$1.1 billion of the total expenditure will be targeted on track infrastructure to maintain a safe and fluid railway network. In addition, the Company will invest in projects to support a number of productivity and growth initiatives.

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. There was minimal impact on CN’s first-quarter 2013 net income on a constant currency basis. (1)

First-quarter 2013 revenues, traffic volumes and expenses
The five per cent rise in first-quarter revenues was mainly attributable to freight rate increases and higher freight volumes, due in part to growth in the North American and Asian economies, partly offset by operational challenges that constrained volumes.

Revenues increased for petroleum and chemicals (17 per cent), intermodal (seven per cent), metals and minerals (three per cent), forest products (two per cent), automotive (two per cent), and grain and fertilizers (one per cent). Coal revenues declined one per cent.

Carloads increased by two per cent while revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased three per cent over the same quarter in 2012.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased two per cent over the first quarter of 2012, driven by freight rate increases, partly offset by an increase in the average length of haul.

Operating expenses increased nine per cent in the first quarter of 2013, mainly due to higher labor and fringe benefits expense, increased purchased services and material expense, increased fuel costs, as well as operational challenges including harsher winter conditions in Western Canada.

(1)	See discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

(2)	See Forward-Looking Statements for a summary of the key assumptions and risks regarding CN’s 2013 outlook.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

Current assumptions
CN is maintaining the 2013 financial outlook it issued on Jan. 22, 2013, except for its revised plan to invest approximately C$2 billion in capital programs in 2013, compared with the previous plan to invest C$1.9 billion. Approximately C$1.1 billion of the total expenditure will be targeted on track infrastructure to maintain a safe and fluid railway network. In addition, the Company will invest in projects to support a number of productivity and growth initiatives.

CN has made a number of economic and market assumptions in preparing its 2013 outlook. The Company is forecasting that North American industrial production for the year will increase by about two per cent. CN also expects U.S. housing starts to be in the range of 950,000 units and U.S. motor vehicles sales to be approximately 15 million units. In addition, CN is assuming that 2013/2014 grain crop production in both Canada and the U.S. will be in-line with their respective five-year averages. With respect to the 2012/2013 crop, production in Canada was slightly above the five-year average while production in the U.S. was below the five-year average. With these assumptions, CN assumes carload growth of three to four per cent, along with continued pricing improvement above inflation. CN also assumes the Canadian-U.S. exchange rate to be around parity for 2013 and that the price of crude oil (West Texas Intermediate) for the year to be in the range of US$90-$100 per barrel.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

3

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP) - unaudited
(In millions, except per share data)
Item 2

	Three months ended
	March 31
	2013	2012

Revenues	$2,466	$2,346

Operating expenses
Labor and fringe benefits	569	509
Purchased services and material	328	299
Fuel	405	376
Depreciation and amortization	235	230
Equipment rents	68	62
Casualty and other	81	77
Total operating expenses	1,686	1,553

Operating income	780	793

Interest expense	(89)	(86)

Other income (Note 3)	42	293
Income before income taxes	733	1,000

Income tax expense (Note 7)	(178)	(225)

Net income	$555	$775

Earnings per share (Note 10)
Basic	$1.30	$1.76
Diluted	$1.30	$1.75

Weighted-average number of shares
Basic	426.7	441.0
Diluted	428.3	443.5
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (U.S. GAAP) - unaudited
(In millions)

	Three months ended March 31
	2013	2012

Net income	$555	$775

Other comprehensive income
Foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	130	(117)
Translation of US dollar-denominated long-term debt designated
as a hedge of the net investment in U.S. subsidiaries	(118)	112

Pension and other postretirement benefit plans (Note 6):
Amortization of net actuarial loss included in net periodic
benefit cost (income)	59	31
Amortization of prior service cost included in net periodic
benefit cost (income)	1	2
Other comprehensive income before income taxes	72	28
Income tax expense	(2)	(23)
Other comprehensive income (Note 11)	70	5

Comprehensive income	$625	$780
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP) - unaudited
(In millions)

	March 31	December 31	March 31
	2013	2012	2012

Assets

Current assets:
Cash and cash equivalents	$128	$155	$182
Restricted cash and cash equivalents (Note 4)	512	521	499
Accounts receivable (Note 4)	900	831	769
Material and supplies	289	230	261
Deferred and receivable income taxes	75	43	80
Other	95	89	102
Total current assets	1,999	1,869	1,893

Properties	24,733	24,541	23,681
Intangible and other assets	260	249	299

Total assets	$26,992	$26,659	$25,873

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and other	$1,332	$1,626	$1,342
Current portion of long-term debt (Note 4)	1,466	577	895
Total current liabilities	2,798	2,203	2,237

Deferred income taxes	5,700	5,555	5,494
Pension and other postretirement benefits, net of current portion	659	784	569
Other liabilities and deferred credits	778	776	683
Long-term debt	5,945	6,323	5,892

Shareholders’ equity:
Common shares	4,088	4,108	4,153
Accumulated other comprehensive loss (Note 11)	(3,187)	(3,257)	(2,834)
Retained earnings	10,211	10,167	9,679

Total shareholders’ equity	11,112	11,018	10,998

Total liabilities and shareholders’ equity	$26,992	$26,659	$25,873
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP) - unaudited
(In millions)

	Three months ended
	March 31
	2013	2012

Common shares (1)
Balance, beginning of period	$4,108	$4,141
Stock options exercised and other	17	56
Share repurchase programs (Note 4)	(37)	(44)
Balance, end of period	$4,088	$4,153

Accumulated other comprehensive loss
Balance, beginning of period	$(3,257)	$(2,839)
Other comprehensive income	70	5
Balance, end of period	$(3,187)	$(2,834)

Retained earnings
Balance, beginning of period	$10,167	$9,378
Net income	555	775
Share repurchase programs (Note 4)	(328)	(309)
Dividends	(183)	(165)
Balance, end of period	$10,211	$9,679
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three months ended March 31, 2013, the Company issued 0.4 million common shares as a result of stock options exercised and repurchased 3.9 million common shares under its current share repurchase program. At March 31, 2013, the Company had 424.9 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP) - unaudited
(In millions)

	Three months ended
	March 31
	2013	2012

Operating activities
Net income	$555	$775
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	235	230
Deferred income taxes	83	194
Gain on disposal of property (Note 3)	(40)	(281)
Changes in operating assets and liabilities:
Accounts receivable	(59)	44
Material and supplies	(57)	(61)
Accounts payable and other	(321)	(200)
Other current assets	(3)	(30)
Pensions and other, net	(72)	(546)
Net cash provided by operating activities	321	125

Investing activities
Property additions	(228)	(224)
Disposal of property (Note 3)	52	311
Change in restricted cash and cash equivalents	9	-
Other, net	6	2
Net cash provided by (used in) investing activities	(161)	89

Financing activities
Issuance of debt (Note 4)	1,260	1,077
Repayment of debt	(929)	(745)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	14	54
Repurchase of common shares (Note 4)	(361)	(353)
Dividends paid	(183)	(165)
Net cash used in financing activities	(199)	(132)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	12	(1)
Net increase (decrease) in cash and cash equivalents	(27)	81
Cash and cash equivalents, beginning of period	155	101
Cash and cash equivalents, end of period	$128	$182

Supplemental cash flow information
Net cash receipts from customers and other	$2,509	$2,379
Net cash payments for:
Employee services, suppliers and other expenses	(1,672)	(1,534)
Interest	(90)	(110)
Personal injury and other claims	(14)	(30)
Pensions (Note 6)	(101)	(553)
Income taxes	(311)	(27)
Net cash provided by operating activities	$321	$125
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2013, December 31, 2012 and March 31, 2012, and its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2013 and 2012.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2012 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and the 2012 Annual Consolidated Financial Statements and Notes thereto.

Note 2 - Accounting change

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 added new disclosure requirements to Accounting Standards Codification (ASC) 220, Comprehensive Income, for items reclassified out of accumulated other comprehensive income (AOCI) effective for reporting periods beginning after December 15, 2012. It requires entities to disclose additional information about amounts reclassified out of AOCI by component including changes in AOCI balances and significant items reclassified out of AOCI by the respective line items of net income. The Company has adopted ASU 2013-02 for the reporting period beginning January 1, 2013 and the prescribed disclosures are presented in Note 11 - Accumulated other comprehensive income (loss).

Note 3 - Disposal of property

2013 – Disposal of Lakeshore West
On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2012 – Disposal of Bala-Oakville
On March 23, 2012, the Company entered into an agreement with Metrolinx to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), for cash proceeds of $311 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 - Financing activities

Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1,300 million, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 22, 2013, the expiry date of the agreement was extended by one year to May 5, 2018. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at March 31, 2013, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2012).

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at March 31, 2013, the Company had total borrowings of $567 million, of which $486 million was denominated in Canadian dollars and $81 million was denominated in US dollars (US$80 million) presented in Current portion of long-term debt on the Consolidated Balance Sheet (nil as at December 31, 2012). The weighted-average interest rate on these borrowings was 1.01%.

Accounts receivable securitization program
On December 20, 2012, the Company entered into a three-year agreement, commencing on February 1, 2013, to sell an undivided co-ownership interest in a revolving pool of accounts receivables to unrelated trusts for maximum cash proceeds of $450 million. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month. Subject to customary indemnifications, each trust’s recourse is limited to the accounts receivables transferred.
The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the program is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.
  The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facility and commercial paper program, and/or access to capital markets.
The Company accounts for its accounts receivable securitization program under ASC 860, Transfers and Servicing. Based on the structure of the program, the Company accounts for the proceeds as a secured borrowing. As such, as at March 31, 2013, the Company recorded $420 million of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.16% which is secured by and limited to $488 million of accounts receivable.

Bilateral letter of credit facilities and Restricted cash and cash equivalents
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 22, 2013, the expiry date of these agreements was extended by one year to April 28, 2016. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at March 31, 2013, the Company had letters of credit drawn of $542 million ($551 million as at December 31, 2012) from a total committed amount of $559 million ($562 million as at December 31, 2012) by the various banks. As at March 31, 2013, cash and cash equivalents of $512 million ($521 million as at December 31, 2012) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Share repurchase programs
On October 22, 2012, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to $1.4 billion in common shares, not to exceed 18.0 million common shares, between October 29, 2012 and October 28, 2013 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.
The following table provides the activity under such share repurchase program as well as the share repurchase programs of the prior year:

	Three months ended March 31
In millions, except per share data	2013	2012
Number of common shares repurchased (1)	3.9	4.7
Weighted-average price per share (2)	$94.06	$75.09
Amount of repurchase	$365	$353
(1)	Includes common shares purchased in the first quarters of 2013 and 2012 pursuant to private agreements between the Company and arm’s length third-party sellers.
(2)	Includes brokerage fees.

Note 5 - Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 10 – Stock plans to the Company’s 2012 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three months ended March 31, 2013 and 2012.

	Three months ended March 31
In millions	2013	2012

Cash settled awards
Restricted share unit plan (1)	$10	$9
Voluntary Incentive Deferral Plan (VIDP)	14	1
	24	10
Stock option awards	2	2
Total stock-based compensation expense	$26	$12

Tax benefit recognized in income	$6	$1
(1)	2013 includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of restricted share units by former executives.

Cash settled awards
Following approval by the Board of Directors in January 2013, the Company granted 0.4 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period.

Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. In addition, commencing at various dates, for senior and executive management employees (“executive employees”), payout is conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation, and non-disclosure of confidential information conditions. Current or former executive employees who breach such conditions of their benefit plans, award or employment agreements will forfeit the RSU payout. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their benefit plans, award or employment agreement, the Company may at its discretion change the manner of vesting of the RSUs to suspend payout on any RSUs pending resolution of such matter.

As at March 31, 2013, 0.1 million RSUs remained authorized for future issuance under this plan.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

In February 2012, the Company’s Board of Directors unanimously voted to forfeit and cancel the RSU payout of approximately $18 million otherwise due in February 2012 to its former Chief Executive Officer (CEO) after determining that the former CEO was likely in breach of his non-compete and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement. On February 4, 2013, the Company’s Executive Vice-President and Chief Operating Officer (COO) resigned to join the Company’s major competitor in Canada. As a result of the COO’s resignation, compensation amounts subject to non-compete, non-solicitation and other applicable terms of his long-term incentive award agreements and related plans, and certain amounts accumulated under non-registered pension plans and arrangements were forfeited. In February 2013, the Company entered into confidential agreements to settle these matters. As a result, in the quarter ended March 31, 2013, the stock-based compensation liability was reduced by approximately $20 million.

The following table provides the 2013 activity for all cash settled awards:

	RSUs			VIDP
In millions	Nonvested	Vested		Nonvested	Vested
Outstanding at December 31, 2012	0.9	0.7	(1)	-	1.4
Granted (Payout)	0.4	(0.5)		-	(0.2)
Forfeited/Settled	(0.1)	(0.2)	(1)	-	-
Outstanding at March 31, 2013	1.2	-		-	1.2

(1)	The balance outstanding at December 31, 2012 included the units of the RSU payout that were in dispute that were settled in the first quarter of 2013.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated		RSUs (1)				VIDP (2)		Total

Year of grant	2013	2012	2011	2010	2009

Stock-based compensation expense
recognized over requisite service period
Three months ended March 31, 2013 (3)	$4	$11	$8	$(4)	$(9)	$14		$24
Three months ended March 31, 2012	N/A	$2	$3	$4	$-	$1		$10

Liability outstanding
March 31, 2013	$4	$35	$53	$-	$-	$143		$235
December 31, 2012	N/A	$24	$45	$70	$18	$134		$291

Fair value per unit
March 31, 2013 ($)	$67.85	$90.81	$100.80	N/A	N/A	$102.10		N/A

Fair value of awards vested during the period
Three months ended March 31, 2013	$-	$-	$-	$-	N/A	$1		$1
Three months ended March 31, 2012	N/A	$-	$-	$-	$-	$1		$1

Nonvested awards at March 31, 2013
Unrecognized compensation cost	$21	$23	$11	$-	N/A	$2		$57
Remaining recognition period (years)	2.8	1.8	0.8	N/A	N/A	N/A	(4)	N/A

Assumptions (5)
Stock price ($)	$102.10	$102.10	$102.10	N/A	N/A	$102.10		N/A
Expected stock price volatility (6)	16%	16%	14%	N/A	N/A	N/A		N/A
Expected term (years) (7)	2.8	1.8	0.8	N/A	N/A	N/A		N/A
Risk-free interest rate (8)	1.08%	1.01%	1.02%	N/A	N/A	N/A		N/A
Dividend rate ($) (9)	$1.72	$1.72	$1.72	N/A	N/A	N/A		N/A

(1)		Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)		Compensation cost is based on intrinsic value.
(3)		Includes the reversal of stock-based compensation expense related to the forfeiture of restricted share units by former executives.
(4)		The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(5)		Assumptions used to determine fair value are at March 31, 2013.
(6)		Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(7)		Represents the remaining period of time that awards are expected to be outstanding.
(8)		Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(9)		Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Stock option awards
Following approval by the Board of Directors in January 2013, the Company granted 0.5 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At March 31, 2013, 10.1 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at March 31, 2013 was 4.2 million.

The following table provides the activity of stock option awards during 2013, and for options outstanding and exercisable at March 31, 2013, the weighted-average exercise price and the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on March 31, 2013 at the Company’s closing stock price of $102.10.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2012 (1)	4.3	$52.09
Granted	0.5	$94.91
Forfeited/Cancelled	(0.2)	$68.41
Exercised	(0.4)	$33.39
Outstanding at March 31, 2013 (1)	4.2	$59.13	6.3	$180
Exercisable at March 31, 2013 (1)	2.8	$49.32	5.1	$148
(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2013	2012	2011	2010	2009	2008	Total

Stock-based compensation expense
recognized over requisite service period (1)
Three months ended March 31, 2013	$1	$1	$-	$-	$-	$-	$2
Three months ended March 31, 2012	N/A	$1	$1	$-	$-	$-	$2

Fair value per unit
At grant date ($)	$17.03	$15.49	$15.66	$13.09	$12.60	$12.44	N/A

Fair value of awards vested during the period
Three months ended March 31, 2013	$-	$2	$3	$2	$3	$-	$10
Three months ended March 31, 2012	N/A	$-	$2	$2	$4	$3	$11

Nonvested awards at March 31, 2013
Unrecognized compensation cost	$7	$3	$2	$1	$-	$-	$13
Remaining recognition period (years)	3.8	2.8	1.8	0.8	-	-	N/A

Assumptions
Grant price ($)	$94.91	$76.70	$68.94	$54.76	$42.14	$48.51	N/A
Expected stock price volatility (2)	23%	26%	26%	28%	39%	27%	N/A
Expected term (years) (3)	5.4	5.4	5.3	5.4	5.3	5.3	N/A
Risk-free interest rate (4)	1.41%	1.33%	2.53%	2.45%	1.97%	3.58%	N/A
Dividend rate ($) (5)	$1.72	$1.50	$1.30	$1.08	$1.01	$0.92	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 - Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management (“executive employees”) subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements (SRS), the Supplemental Executive Retirement Plan (SERP) or the Defined Contribution Supplemental Executive Retirement Plan (DC SERP). Executive employees who breach the non-compete, non-solicitation and non-disclosure of confidential information conditions of the SRS, SERP or DC SERP plans or other employment agreement will forfeit the retirement benefit under these plans. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their SRS, SERP, or DC SERP plan or other employment agreement, the Company may at its discretion withhold or suspend payout of the retirement benefit pending resolution of such matter.

On February 4, 2013, the Company’s COO resigned to join the Company’s major competitor in Canada. As a result, compensation amounts accumulated under non-registered pension plans subject to non-compete and non-solicitation agreements were forfeited. The Company will record an actuarial gain related to the amounts forfeited upon the completion of its next actuarial valuation for accounting purposes, as at December 31, 2013.

For the three months ended March 31, 2013 and 2012, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit cost (income) for pensions

	Three months ended March 31
In millions	2013	2012
Service cost	$41	$36
Interest cost	164	184
Settlement gain	(1)	-
Expected return on plan assets	(239)	(248)
Amortization of prior service cost	1	1
Amortization of net actuarial loss	59	31
Net periodic benefit cost	$25	$4

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended March 31
In millions	2013	2012
Service cost	$1	$1
Interest cost	2	3
Amortization of prior service cost	-	1
Net periodic benefit cost	$3	$5

Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the United States (U.S.) and are determined by actuarial valuations. Actuarial valuations are required on an annual basis both in Canada and the U.S. The next actuarial valuation for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2012, will be performed and filed by June 2013 and is expected to identify a going-concern surplus of approximately $1.4 billion and a solvency deficit of approximately $2.0 billion calculated using the three-year average of the Company’s hypothetical windup ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Pension contributions made in the first three months of 2013 and 2012 of $101 million and $553 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan. These contributions are for the current service cost as determined under the Company’s current actuarial valuations. During the first three months of 2012, the Company made voluntary contributions of $450 million. Voluntary contributions can be treated as a prepayment against the Company’s required special solvency payments and as at March 31, 2013, the Company had approximately $680 million of accumulated prepayments which remain available to offset future required solvency deficit payments. In April 2013, the Company made a voluntary contribution of $100 million to the CN Pension Plan, increasing the year-to-date pension contributions to $201 million and its accumulated prepayments to approximately $780 million. The Company expects to make total contributions in 2013 of approximately $235 million for all the Company’s pension plans and to apply approximately $310 million from its accumulated prepayments to satisfy the remainder of its estimated 2013 required solvency deficit payment.
Additional information relating to the pension plans is provided in Note 11 – Pensions and other postretirement benefits to the Company’s 2012 Annual Consolidated Financial Statements.

Note 7 - Income taxes

The Company recorded income tax expense of $178 million for the three months ended March 31, 2013, compared to $225 million for the same period in 2012. Included in the 2013 figures was an income tax recovery of $16 million resulting from a revision of the apportionment of U.S. state taxes.

Note 8 - Major commitments and contingencies

A. Commitments
As at March 31, 2013, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $648 million ($735 million as at December 31, 2012). The Company also has remaining estimated commitments in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company of approximately $100 million (US$100 million) to be spent over the next few years for railroad infrastructure improvements, grade separation projects, as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities' concerns. The commitment for the grade separation projects is based on estimated costs provided by the Surface Transportation Board (STB) at the time of acquisition and could be subject to adjustment. In addition, remaining implementation costs associated with the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015 are estimated to be approximately $180 million (US$180 million). The Company also has agreements with fuel suppliers to purchase approximately 95% of its estimated 2013 volume, 77% of its anticipated 2014 volume, 60% of its anticipated 2015 volume, 60% of its anticipated 2016 volume and 24% of its anticipated 2017 volume at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at March 31, 2013, the Company had aggregate reserves for personal injury and other claims of $317 million, of which $46 million was recorded as a current liability ($314 million as at December 31, 2012, of which $82 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2013, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 300 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at March 31, 2013, the Company had aggregate accruals for environmental costs of $118 million, of which $32 million was recorded as a current liability ($123 million as at December 31, 2012, of which $31 million was recorded as a current liability). The Company anticipates that the majority of the liability at March 31, 2013 will be paid out over the next five years. However, some costs may be paid out over a longer period. The Company expects to partly recover certain accrued remediation costs associated with alleged contamination and has recorded a receivable in Intangible and other assets for such recoverable amounts. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2013 and 2021, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at March 31, 2013, the maximum exposure in respect of these guarantees was $164 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
As at March 31, 2013, the Company, including certain of its subsidiaries, had granted $542 million of irrevocable standby letters of credit and $12 million of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2013, the maximum potential liability under these guarantee instruments was $554 million, of which $489 million related to workers’ compensation and other employee benefit liabilities and $65 million related to equipment under leases and other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The Company had not recorded a liability as at March 31, 2013 with respect to these guarantee instruments as they related to the Company’s future performance and the Company did not expect to make any payments under these guarantee instruments. The majority of the guarantee instruments mature at various dates between 2013 and 2015.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions;
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third-party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be reasonably determined.
During the period, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be reasonably determined. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 9 - Financial instruments

For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is believed to be consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:           Quoted prices for identical instruments in active markets.
Level 2:
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3:           Significant inputs to the valuation model are unobservable.

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are classified as Level 1. Accounts receivable, Other current assets, and Accounts payable and other are classified as Level 2 as they may not be priced using quoted prices, but rather determined from market observable information.

(ii) Intangible and other assets:
Included in Intangible and other assets are equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Intangible and other assets are classified as Level 3 as their fair value is based on significant unobservable inputs.

(iii) Debt:
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company’s debt is classified as Level 2.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at March 31, 2013 and December 31, 2012 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	March 31, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$32	$131	$30	$125
Financial liabilities
Total debt	$7,411	$8,771	$6,900	$8,379

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 10 - Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended March 31
In millions, except per share data	2013	2012

Net income	$555	$775

Weighted-average shares outstanding	426.7	441.0
Effect of stock options	1.6	2.5
Weighted-average diluted shares outstanding	428.3	443.5

Basic earnings per share	$1.30	$1.76
Diluted earnings per share	$1.30	$1.75

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period. The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 0.1 million for both the three months ended March 31, 2013 and the corresponding period in 2012.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 11 – Accumulated other comprehensive income (loss)

The following tables provide the components, the change and the reclassifications out of Accumulated other comprehensive income (loss) for the three-month periods ending March 31, 2013 and 2012:

In millions	Derivative instruments	Pension and other postretirement benefit plans	Foreign currency items	Total before tax		Tax recovery (expense)		Total net of tax

Beginning balance at January 1, 2013	$8	$(3,290)	$(579)	$(3,861)		$604		$(3,257)

Other comprehensive income (loss)
before reclassifications:
Foreign currency translation
adjustments	-	-	12	12		14		26

Amounts reclassified from accumulated
other comprehensive income (loss):
Amortization of net actuarial loss	-	59	-	59	(1)	(16)	(2)	43
Amortization of prior service cost	-	1	-	1	(1)	-	(2)	1
Other comprehensive income (loss)	-	60	12	72		(2)		70
Ending balance at March 31, 2013	$8	$(3,230)	$(567)	$(3,789)		$602		$(3,187)

In millions	Derivative instruments	Pension and other postretirement benefit plans	Foreign currency items	Total before tax		Tax recovery (expense)		Total net of tax

Beginning balance at January 1, 2012	$8	$(2,750)	$(574)	$(3,316)		$477		$(2,839)

Other comprehensive income (loss)
before reclassifications:
Foreign currency translation
adjustments	-	-	(5)	(5)		(17)		(22)

Amounts reclassified from accumulated
other comprehensive income (loss):
Amortization of net actuarial loss	-	31	-	31	(1)	(5)	(2)	26
Amortization of prior service cost	-	2	-	2	(1)	(1)	(2)	1
Other comprehensive income (loss)	-	33	(5)	28		(23)		5
Ending balance at March 31, 2012	$8	$(2,717)	$(579)	$(3,288)		$454		$(2,834)

(1) Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost (income). See Note 6 - Pensions and other postretirement benefits to the Company’s unaudited Interim Consolidated Financial Statements.

(2) Included in Income tax expense on the Consolidated Statement of Income.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP) - unaudited

	Three months ended
	March 31
	2013	2012

Statistical operating data

Rail freight revenues ($ millions)	2,265	2,147
Gross ton miles (GTM) (millions)	96,301	92,593
Revenue ton miles (RTM) (millions)	50,576	49,049
Carloads (thousands)	1,231	1,205
Route miles (includes Canada and the U.S.) (1)	20,100	20,000
Employees (end of period)	23,624	23,303
Employees (average for the period)	23,435	23,156

Productivity

Operating ratio (%)	68.4	66.2
Rail freight revenue per RTM (cents)	4.48	4.38
Rail freight revenue per carload ($)	1,840	1,782
Operating expenses per GTM (cents)	1.75	1.68
Labor and fringe benefits expense per GTM (cents)	0.59	0.55
GTMs per average number of employees (thousands)	4,109	3,999
Diesel fuel consumed (US gallons in millions)	101.7	96.9
Average fuel price ($/US gallon)	3.61	3.54
GTMs per US gallon of fuel consumed	947	956

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.37	1.23
Accident rate per million train miles (2)	2.12	2.17

Financial ratio

Debt-to-total capitalization ratio (% at end of period) (3)	40.0	38.2
(1) Rounded to the nearest hundred miles.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.
(3) Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available, as such certain of the 2012 comparative data and related productivity measures have been restated.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP) - unaudited

	Three months ended March 31

	2013	2012	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)

Revenues (millions of dollars)
Petroleum and chemicals	457	392	17%	16%
Metals and minerals	282	273	3%	3%
Forest products	336	328	2%	2%
Coal	165	167	(1%)	(1%)
Grain and fertilizers	401	397	1%	1%
Intermodal	492	460	7%	7%
Automotive	132	130	2%	1%
Total rail freight revenues	2,265	2,147	5%	5%
Other revenues	201	199	1%	1%
Total revenues	2,466	2,346	5%	5%

Revenue ton miles (millions)
Petroleum and chemicals	10,554	8,867	19%	19%
Metals and minerals	4,990	4,938	1%	1%
Forest products	7,266	7,466	(3%)	(3%)
Coal	5,340	5,509	(3%)	(3%)
Grain and fertilizers	11,009	11,581	(5%)	(5%)
Intermodal	10,747	10,018	7%	7%
Automotive	670	670	-	-
	50,576	49,049	3%	3%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.48	4.38	2%	2%
Commodity groups:
Petroleum and chemicals	4.33	4.42	(2%)	(2%)
Metals and minerals	5.65	5.53	2%	2%
Forest products	4.62	4.39	5%	5%
Coal	3.09	3.03	2%	2%
Grain and fertilizers	3.64	3.43	6%	6%
Intermodal	4.58	4.59	-	-
Automotive	19.70	19.40	2%	1%

Carloads (thousands)
Petroleum and chemicals	151	146	3%	3%
Metals and minerals	244	245	-	-
Forest products	111	112	(1%)	(1%)
Coal	97	106	(8%)	(8%)
Grain and fertilizers	142	143	(1%)	(1%)
Intermodal	432	399	8%	8%
Automotive	54	54	-	-
	1,231	1,205	2%	2%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,840	1,782	3%	3%
Commodity groups:
Petroleum and chemicals	3,026	2,685	13%	12%
Metals and minerals	1,156	1,114	4%	3%
Forest products	3,027	2,929	3%	3%
Coal	1,701	1,575	8%	8%
Grain and fertilizers	2,824	2,776	2%	1%
Intermodal	1,139	1,153	(1%)	(1%)
Automotive	2,444	2,407	2%	1%

(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this Non-GAAP measure.
Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

For the three months ended March 31, 2013, the Company reported adjusted net income of $519 million, or $1.22 per diluted share. The adjusted figures exclude the gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), of $40 million, or $36 million after-tax ($0.08 per diluted share). For the three months ended March 31, 2012, the Company reported adjusted net income of $523 million, or $1.18 per diluted share. The adjusted figures exclude the gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), of $281 million, or $252 million after-tax ($0.57 per diluted share).
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2013 unaudited Interim Consolidated Financial Statements and Notes thereto. The following table provides a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2013 and 2012, to the adjusted performance measures presented herein.

	Three months ended			Three months ended
	March 31, 2013			March 31, 2012

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,466	$-	$2,466	$2,346	$-	$2,346
Operating expenses	1,686	-	1,686	1,553	-	1,553
Operating income	780	-	780	793	-	793
Interest expense	(89)	-	(89)	(86)	-	(86)
Other income	42	(40)	2	293	(281)	12
Income before income taxes	733	(40)	693	1,000	(281)	719
Income tax expense	(178)	4	(174)	(225)	29	(196)
Net income	$555	$(36)	$519	$775	$(252)	$523

Operating ratio	68.4%		68.4%	66.2%		66.2%

Effective tax rate	24.3%		25.1%	22.5%		27.3%
Basic earnings per share	$1.30	$(0.08)	$1.22	$1.76	$(0.57)	$1.19
Diluted earnings per share	$1.30	$(0.08)	$1.22	$1.75	$(0.57)	$1.18

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Constant currency

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.01 and $1.00 per US$1.00, respectively, for the three months ended March 31, 2013 and 2012. There was minimal impact on the Company’s 2013 first quarter net income on a constant currency basis.

Free cash flow

The Company utilized $20 million of free cash flow for the three months ended March 31, 2013 compared to generated $48 million for the same period in 2012. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash provided by (used in) investing activities, adjusted for changes in restricted cash and cash equivalents, if any, the impact of major acquisitions, if any; and the payment of dividends, calculated as follows:

	Three months ended March 31
In millions	2013	2012

Net cash provided by operating activities	$321	$125
Net cash provided by (used in) investing activities	(161)	89
Net cash provided before financing activities	160	214

Adjustments:
Dividends paid	(183)	(165)
Change in restricted cash and cash equivalents	(9)	-
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	12	(1)
Free cash flow	$(20)	$48

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 22, 2013	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel